FMC

FRASER MILNER CASGRAIN LLP

08002130

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

April 16, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
APR 29 2008 E
THOMSON REUTERS

RECEIVED
2008 APR 23 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated March 7, 2008;

(b) Report filed by Burgundy Asset Management Ltd. under Part 4, NI 62-103 for the period ending March 31, 2008;

(c) Annual financial statements for the year ended December 31, 2007;

(d) Management's Discussion and Analysis for the year ended December 31, 2007;

dw 4/25

(e) CEO and CFO Certifications of Annual Filings for the year ended December 31, 2007;

(f) B.C. Form 51-901F for the year ended December 31, 2007;

(g) Ontario Form 13-502F1, Class 1 Reporting Issuers – Participation Fee for the year ended December 31, 2007;

(h) 2007 Annual Report;

(i) Notice of Annual Meeting of Class B Common Shareholders to be held on May 8, 2008;

(j) Management Information Circular in respect of the Annual Meeting of Class B Common Shareholders to be held on May 8, 2008; and

(k) Form of Proxy in respect of the Annual Meeting of Class B Common Shareholders to be held on May 8, 2008.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

BR/se
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Matt Hibbert, Fraser Milner Casgrain LLP (w/o encls.)

3326100_1.DOC

Jannock Properties Limited

Press Release

March 7, 2008

Jannock Properties Limited reports December 31, 2007 results.

TORONTO, ONTARIO - Jannock Properties Limited today reported net earnings for the year of $817,000 ($0.02 per share) compared with $802,000 ($0.02 per share) in 2006.
Operating activities for the year ended December 31, 2007 generated cash of $4,596,000 compared with $229,000 for the same period in 2006.

Real Estate
Revenue from real estate activities in 2007 consisted of the recovery of $178,000 of levy credits relating to a property that had previously been sold. This compares with recoveries of $875,000 in 2006 which included $484,000 of compensation from a municipality for an over-dedication of parkland, $241,000 in recovery of levy credits, $114,000 for a reduction in previous development cost estimates and $36,000 from a recovery of property taxes.

Interest Income
Interest earned during 2007 on outstanding mortgage receivables and cash surpluses was $322,000 compared with $354,000 in 2006.

Jancor Companies, Inc. (Jancor)
In April 2007, Jannock Properties received proceeds of US$1,003,000 (Cdn$1,162,000) as its share of an interest payment that was received by Jancor's subordinated lender. These proceeds are part of an arrangement with the owners, and the affiliated subordinated lender of Jancor, whereby Jannock Properties participates in any proceeds to the subordinated lender after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. In 2006 Jannock Properties received US$118,000 (Cdn$132,000) after cumulative receipts by Jancor's subordinated lender first exceeded the threshold level.
No further payments were received in 2007 as Jancor obtained deferrals on the payments of principal and interest that were to be made later in the year on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments have been deferred until September 2008.
With the deterioration in the US residential construction markets, it is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive from its participation rights in the future.
Jannock Properties has not been able to determine how much of the proceeds that it has received to date would be taxable and has consequently made full tax provisions against the amounts received. An objection to the treatment of the proceeds received in 2006 has been filed with the Federal and Ontario tax authorities and is still pending.
Preliminary indications are that earnings before interest, taxes, depreciation and amortization at Jancor for 2007 will be a little better than the level achieved in 2006.

General and Administration Expenses
Administrative and other expenses in 2007 were $309,000 and included $27,000 for an objection that was filed on the income tax treatment of the proceeds that were received from Jancor's subordinated lender in 2006. This compares with expenses of $336,000 in 2006.
In 2007, the Corporation incurred costs of $54,000 for foreign exchange losses resulting from a delay in converting the Jancor US debt participation proceeds to Canadian funds.

Cash Flows

Net operating cash inflows in 2007 were $4,596,000 compared with $229,000 in 2006.

Cash receipts in 2007 were $5,370,000 and included the collection of mortgages receivable of $3,670,000, recovery of levy credits of $178,000, interest received on mortgages receivable and cash surpluses of $360,000 and proceeds from Jancor's subordinated lender of $1,162,000. In 2006 cash receipts were $1,761,000 and included the collection of a mortgage receivable of $513,000, parkland compensation of $484,000, recovery of levy credits of $241,000 and recovery of property taxes and other of $36,000, interest received on mortgages receivable and cash surpluses of $355,000 and proceeds from Jancor's subordinated lender of $132,000.

Cash payments in 2007 were $774,000 and included income tax payments on 2006 and 2007 income of $382,000, interest payments of $10,000 and administrative expenditures of $376,000. In 2006, cash payments were $1,532,000 and included income tax payments on 2005 and 2006 income of $1,177,000 and administrative expenditures of $336,000.

Distributions

In 2007 the Corporation distributed $1,781,000 (equivalent to $0.05 per Class B common share) to shareholders through the redemption of Class A special shares. This is the same amount that was distributed to shareholders in 2006.

At the present time, the Corporation does not intend to make any further distributions until it has obtained a better assessment of the likelihood of receiving further proceeds from the subordinated lender to Jancor.

Corporate Items

The Corporation will hold its Annual General Meeting at 10.00 a.m. on Thursday May 8, 2008. The number of Class B common shares outstanding is 35,631,932. Currently there are 65 Class A special shares that are associated with each common Class B share. The combination of one Class B common and 65 Class A special shares is listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN).

The Corporation is headquartered in Mississauga, Ontario. The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition, there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821 4464
bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED
Balance Sheet
(in thousands of Canadian dollars)

	December 31 2007	December 31 2006
Assets		
Mortgages receivable	$ -	$ 3,670
Other assets	21	62
Future income tax assets	34	-
Cash and cash equivalents	5,825	3,010
	$ 5,880	$ 6,742
Liabilities		
Accounts payable and accrued liabilities	$ 27	$ 47
Income taxes payable	470	91
Future income tax liabilities	-	257
	$ 497	$ 395
Shareholders' Equity		
Capital stock	$ 23,115	$ 24,896
Contributed surplus	6,868	6,868
Deficit	(24,600)	(25,417)
	$ 5,383	$ 6,347
	$ 5,880	$ 6,742

JANNOCK PROPERTIES LIMITED

Statement of Income and Deficit

(in thousands of Canadian dollars, except per share amounts)

		Year ended December 31 2007	2006
Revenue			
Interest income		$ 322	$ 354
Cost of sales - recovery of prior years' cost of sales amount		178	875
Recovery on Jancor Companies, Inc.		1,162	132
		1,662	1,361
Expenses			
General and administrative expenses		309	336
Interest		10	-
Foreign exchange loss		54	(1)
		373	335
Income before income taxes		1,289	1,026
Income taxes provided/(recovered)	- current	762	321
	- future	(290)	(97)
	- total	472	224
Net income for the year		$ 817	$ 802
Deficit - Beginning of year		$ (25,417)	$ (26,219)
Deficit - End of year		$ (24,600)	$ (25,417)
Basic income per share		$ 0.02	$ 0.02

JANNOCK PROPERTIES LIMITED

Statement of Cash Flows

(in thousands of Canadian dollars)

	Year ended December 31	
	2007	2006
Cash provided by (used in)		
Operating activities		
Cash receipts		
Recovery of prior years' cost of sale amounts	$ 178	$ 761
Collection of mortgages receivable	3,670	513
Interest received	360	355
Recovery on Jancor Companies, Inc.	1,162	132
	5,370	1,761
Cash payments		
Income taxes	(382)	(1,177)
Interest payments	(10)	-
Expenditures on land development	(6)	(19)
Other payments	(376)	(336)
	(774)	(1,532)
	4,596	229
Financing activities		
Redemption of capital stock	(1,781)	(1,781)
	(1,781)	(1,781)
Increase/(decrease) in cash and cash equivalents	2,815	(1,552)
Cash and cash equivalents - Beginning of year	3,010	4,562
Cash and cash equivalents - End of year	$ 5,825	$ 3,010

RECEIVED
2008 APR 23 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending March 31, 2008.

(a) Name and Address of the eligible institutional investor:

> Burgundy Asset Management Ltd. ("Burgundy")
> 181 Bay Street
> Bay Wellington Tower
> Brookfield Place
> Suite 4510
> Toronto, Ontario
> M5J 2T3

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

> Since March 31, 2004 (the date of Burgundy's last report), Burgundy's holding of units of Jannock Properties Limited (the "Reporting Issuer") has decreased by 6,300 units, or 0.018% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

> 4,449,700 units of the Reporting Issuer, representing 12.488% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

None.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor,

None.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

4,449,700 units of the Reporting Issuer, representing 12.488% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Burgundy managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

None.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None.

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Burgundy is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Burgundy nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Burgundy or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

[signed] James Meadows
Signature

James Meadows, Vice President
Name and Title

(416) 868-3570
Telephone

Burgundy Asset Management Ltd.
Eligible Institutional Investor

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: JANNOCK PROPERTIES LIMITED

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 35,631,932	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.285	
Market value of class or series	(i) X (ii) =	(A) $10,155,100
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ______

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) ______
(Repeat for each class or series of securities)		(D) ______

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$10,155,100

Participation Fee $600

(From Appendix A of the Rule, select the participation fee beside the

capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \times \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ________$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ________

2007

2007 Annual Report

Jannock Properties Limited
2500 Meadowpine Blvd, Unit 7
Mississauga, Ontario L5N 6C4

MESSAGE TO SHAREHOLDERS

Real Estate

In 2007, we collected the remaining $3,670,000 from our outstanding mortgages receivable which marks the end of our disposal of real estate. In addition we received $178,000 relating to the recovery of some municipal fees with a further $281,000 expected to be received form this source in the future.

Jancor Companies, Inc (Jancor)

When we sold our investment in Jancor in 2001, we were given the right to receive approximately 25% of any net proceeds, after repayment of senior debt, if and when the current equity-holders decide to sell their interest in Jancor.

Included in the sale agreements, is the right to participate in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of the majority owners) after they reach a threshold level. That threshold level, which is equal to the principal amount of the debt, was reached in September 2006. In April 2007, we received proceeds of US$1,003,000 (Cdn$1,162,000) under this right. No further proceeds were received in 2007, as later in the year, the payments of principal on the subordinated debt were deferred until 2011 and interest payments were deferred until September 2008.

We continue to have the right to participate in 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor. We believe that it is unlikely that the majority owners will seek a buyer until Jancor has been able to restore its profitability to the levels of previous years and we are prohibited from selling or assigning our interests in Jancor under the agreements.

The value of these rights will largely depend upon the future earnings of Jancor. Unfortunately earnings remained weak in 2007 due in large part to the deterioration in US residential construction.

We have not been able to determine how much of the proceeds received to date would be taxable and consequently we filed an objection to the treatment of the proceeds received in 2006 with the Federal and Ontario tax authorities. The objection, which is still pending, is whether these proceeds should be taxed as income or can be applied against the large capital losses that were created when the original investment was sold.

At present, it is impossible to predict either the timing or the amount of any proceeds that we may receive from our Jancor rights in the future.

Corporate Expenses

In 2007, our administrative costs were cut by 8% from the 2006 levels despite the additional costs we incurred on our income tax objection referred to above. These administrative costs are now less than half the level of three years ago and we expect further reductions in 2008.

Cash/Distributions

In 2007 we distributed $0.05 per unit (share) to our shareholders, bringing the total distributed since March 2000 to the equivalent of $1.20 per unit.

Currently we are holding cash balances of over $5 million but we have no significant sources of cash in the future apart from our Jancor rights. We have decided therefore that we should not make any further distributions until we have obtained a better assessment of the likelihood of receiving further proceeds from the these Jancor rights. We will continue to monitor this situation through 2008.

Ian C. B. Currie
Chairman and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 4, 2008

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2007, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties or the Corporation) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Corporation was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Corporation, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the Corporation is an orderly disposition of its assets.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

As of the financial year ended December 31, 2007, the Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based on that evaluation they have concluded that the Corporation has effective disclosure controls and procedures.

There were no changes in the internal controls over financial reporting in the fourth quarter of 2007 that would materially affect, or are reasonably likely to materially affect the internal control over financial reporting.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
Gross profits from land sales or recovery of prior years cost of sales amounts	$ 178	$ 875	$ 2,134
Net income	817	802	1,394
Basic and diluted income per share	$ 0.02	$ 0.02	$ 0.04
Total assets	5,880	6,742	8,813
Net cash provided by operating activities	4,596	229	8,003

Real Estate

There were no land sales in either 2007 or 2006 as all of the remaining properties were sold in 2005.

In 2007, the Corporation received $178,000 as a recovery of levy credits relating to a property that had previously been sold. This compares with recoveries of $875,000 in 2006 which included compensation from a municipality for an over-dedication of parkland of $484,000, a recovery of levy credits of $241,000, a reduction in previous development cost estimates of $114,000 and a property tax recovery of $36,000. These amounts have been treated as a recovery of prior years cost of sales.

Jancor Companies, Inc. (Jancor)

In 2007, Jannock Properties received $1,162,000 (US$1,003,000) relating to proceeds received by Jancor's subordinated lender. ($132,000 in 2006) - see "Jancor Companies, Inc".

Interest income
Interest earned during 2007 on outstanding mortgage receivables and cash surpluses was $322,000 ($354,000 in 2006).

General and administrative expenses
In 2007, general and administrative expenses were $309,000, compared with $336,000 for the same period in 2006. Included in these costs in 2007 was $27,000 for an objection that has been filed relating to the income tax treatment of the proceeds that were received from Jancor in 2006 - see "Jancor Companies, Inc".
In 2007, the Corporation incurred costs of $54,000 for foreign exchange losses resulting from a delay in converting the Jancor US debt participation proceeds to Canadian funds.

Income taxes
Income tax provisions in 2007 of $472,000 (2006 – $224,000) were 36.6% (2006 – 21.8%) of income before taxes.

Net income
Net income for 2007 was $817,000 ($0.02 per share) compared with $802,000 ($0.02 per share) for the same period in 2006.

JANCOR COMPANIES, INC. (JANCOR)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

In April 2007, Jannock Properties received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right. No further proceeds were received in 2007 as Jancor obtained deferrals on the payments of principal and interest that were to be made later in the year on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008. In 2006, Jannock Properties received proceeds of US$118,000 (Cdn$132,000) after receipts by Jancor's subordinated lender first exceeded the threshold level during that year.
As a result of the continuing weakness in the US residential construction markets, it is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive from its participation rights in the future.
Preliminary indications are that earnings before interest, taxes, depreciation and amortization (EBITDA*) at Jancor for 2007 will be a little better than the level achieved in 2006.
Jannock Properties has not been able to determine how much of the proceeds that it has received to date would be taxable and has consequently made full tax provisions against the amounts received. An objection to the treatment of the proceeds received in 2006 has been filed with the Federal and Ontario tax authorities and is still pending.
** Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an*

alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

CASH FLOWS

Cash provided by operating activities in 2007 amounted to $4,596,000 compared to $229,000 in 2006.

- Cash receipts in 2007 were $5,370,000 and included the collection of mortgages receivable of $3,670,000, recovery of levy credits of $178,000, interest received on mortgages receivable and cash surpluses of $360,000 and proceeds from Jancor's subordinated lender of $1,162,000. In 2006 cash receipts were $1,761,000 and included the collection of a mortgage receivable of $513,000, parkland compensation of $484,000, recovery of levy credits of $241,000 and recovery of property taxes and other of $36,000, interest received on mortgages receivable and cash surpluses of $355,000 and proceeds from Jancor's subordinated lender of $132,000.
- Cash payments in 2007 were $774,000 and included income tax payments on 2006 and 2007 income of $382,000, interest payments of $10,000 and administrative expenditures of $376,000. In 2006, cash payments were $1,532,000 and included income tax payments on 2006 and 2007 income of $1,177,000 and administrative expenditures of $336,000.

There were no cash flows for investing activities in either 2007 or 2006.

In 2007, cash used for financing activities consisted of a distribution to shareholders of $1,781,000 ($0.05 per Class B common share) through the redemption of 178,159,660 Class A special shares. In 2006 cash outflows for financing activities consisted of a distribution to shareholders of $1,781,000 ($0.05 per Class B common shares).

FINANCIAL POSITION

Total assets at December 31, 2007 were $5,880,000 compared with $6,742,000 at December 31, 2006.

- Cash and cash equivalents increased by $2,815,000 due to operating cash flows of $4,596,000 less a distribution to shareholders of $1,781,000.
- Mortgages receivable that are held by the Corporation on previous property sales declined by $3,670,000 due to the full discharge of all outstanding amounts.

Liabilities at December 31, 2007 were $497,000 compared with $395,000 at December 31, 2006.

- Income taxes payable increased by $379,000 primarily due to income taxes on 2007 earnings which were paid in January 2008.
- Future income tax liabilities declined by $257,000 due to a reduction in reserves resulting from the receipt of proceeds on an outstanding mortgages receivable.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2007			
	Q1	Q2	Q3	Q4
Net income/(loss)	6	817	(13)	7
Basic income per share	$ 0.00	$ 0.02	$ (0.00)	$ 0.00
Net cash provided/used by operating activities	(154)	2,789	(105)	2,066

	2006			
	Q1	Q2	Q3	Q4
Net income/(loss)	8	(12)	319	487
Basic income per share	$ -	$ (0.00)	$ 0.01	$ 0.01
Net cash provided/(used) by operating activities	(496)	56	283	386

LIQUIDITY AND CAPITAL RESOURCES

With the collection of the remaining mortgages receivable in 2007, the Corporation's remaining assets relate to its interests in the Jancor rights. In addition it has a significant interest in the resolution of the uncertainty regarding the income tax treatment of the proceeds that it has received under the Jancor rights.

At December 31, 2007, Jannock Properties was holding cash and cash investments of $5,825,000. Investments are held in either bankers acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

In 2006 all outstanding letters of credit were cancelled and the Corporation determined that it would cover any future development obligations, claims and environmental guarantees at its various sites by maintaining cash balances. As a result the Corporation no longer maintains a significant credit facility.

Jannock Properties believes that it has adequate cash reserves to finance the Corporation's operations.

DISTRIBUTIONS

Distributions to shareholders through the redemption of Class A special shares amounted to $1,781,000, equivalent to five cents per Class B common share, in 2007 and $1,781,000 equivalent to five cents per Class B common share, in 2006.

The Corporation does not currently intend to make any further distributions until it has obtained a better assessment of the likelihood of receiving further proceeds from the subordinated lender to Jancor. It is not possible to predict when that will occur.

CAPITAL REORGANIZATION

On May 9, 2002, the Corporation's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Corporation. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Corporation's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Since May 9, 2002, the Corporation has made the following share redemptions:

Year	Class A special shares redeemed per Unit	Total Number of Class A special shares redeemed	Redemption Cost
2007	5	178,159,660	$1,781,000
2006	5	178,159,660	$1,781,000
2005	15	534,478,980	$5,345,000
2004	60	2,137,915,920	$21,379,000
2003	10	356,319,320	$3,563,000
2002	15	534,478,980	$5,345,000

The redemption costs have been charged against share capital. There are currently 65 Class A special shares associated with each Class B common share after these redemptions.

CONTINGENCIES

Security for $300,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Milton quarry in March 2005. This security amount expires in March 2008. Security in the amount of $1,200,000 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

POTENTIAL RECOVERIES

In 2007, the Corporation received an amount of $178,000 that had previously been identified as potential recoveries of development charges that were contingent upon actions of other developers (in 2006 amounts of $484,000 and $241,000 were received). A further $281,000 is potentially recoverable although the ultimate amount realized and the timing of recovery is uncertain and could differ from current estimates.

OUTLOOK

In addition to its cash balances, the Corporation may receive additional proceeds from Jancor Companies, Inc. - see discussion in "Jancor Companies, Inc." and "Risks and Uncertainties".

Expenses are expected to lower in 2008 than in 2007 as the Corporation does not expect to repeat the foreign exchange losses that were incurred in 2007. However the Corporation's appeal of the income tax treatment on proceeds from Jancor may result in additional expenditures if the initial ruling by the Canada Revenue Agency is unfavourable.

RISKS AND UNCERTAINTIES

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in Jancor Companies, Inc. section.

As a former owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in the remediation of its McFarren and Cooksville sites. At this time, the Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

RELATED PARTY TRANSACTIONS

In 2007 the former President was paid $1,000 for consulting services provided to the Corporation ($8,000 in 2006).

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

In 2006, the former President of the Corporation discharged an outstanding mortgage receivable of $513,000 relating to a property that he acquired in 2005 which had been previously sold by the Corporation to an unrelated party.

ACCOUNTING POLICY CHANGES

In 2007, the Corporation has adopted Section 1506 of the CICA Handbook Accounting Changes, which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Adoption of this standard did not affect the Corporation's financial position or results of operations.

The Corporation adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments Disclosure and Presentation, on January 1,2007. The adoption of these new accounting standards did not result in any transitional adjustments.

- Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be

delivered within an established time frame, are recognized on a trade-date basis. Under Section 3855, financial instruments are classified into one of five categories: held-far-trading financial assets, held-to-maturity investments, loans and receivables, available-far-sale financial assets, or other financial liabilities. Financial assets classified are held for trading are accounted for at fair value with the change in the fair value recognized in the statement of income and deficit. Financial assets held to maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive earnings.

- Derivatives

Derivatives, including embedded derivatives that meet separate recognition criteria, are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value, unless the derivative is designated and qualifies for hedge accounting. Changes in fair value during the period are recorded in the statement of income and deficit. As at December 31, 2007, the only derivative outstanding is the equity participation right in Jancor Company, Inc. (note 4). Fair value of this equity participation right is $nil (January 1, 2007 - $nil).

The Corporation has also evaluated the impact of recent Canadian accounting pronouncements issued and not yet adopted under Section 1535, Capital Disclosures, and Section 3031, Inventories, and determined that neither standard will have any significant effect on the Corporation's financial statements.

ADDITIONAL INFORMATION RELATING TO THE CORPORATION

At December 31, 2007, there were no off-balance sheet transactions.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements, the notes thereto and other financial information contained in this Annual Report, have been prepared by, and are the responsibility of management of Jannock Properties Ltd. These financial statements have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine in accordance with Canadian generally accepted auditing standards, the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.

BRIAN W. JAMIESON
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
North American Centre
5700 Yonge Street, Suite 1900
North York, Ontario
Canada M2M 4K7
Telephone +1 416 218 1500
Facsimile +1 416 218 1499

April 4, 2008

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheets of **Jannock Properties Limited** as at December 31, 2007 and 2006 and the statements of income and comprehensive income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Jannock Properties Limited

Balance Sheets

As at December 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007 $	2006 $
Assets		
Cash and cash equivalents	5,825	3,010
Mortgages receivable (note 3)	-	3,670
Other assets	21	62
Future income taxes (note 5)	34	-
	5,880	6,742
Liabilities		
Accounts payable and accrued liabilities (note 7)	27	47
Income taxes payable	470	91
Future income taxes (note 5)	-	257
	497	395
Shareholders' Equity		
Capital stock (note 8)	23,115	24,896
Contributed surplus	6,868	6,868
Deficit	(24,600)	(25,417)
	5,383	6,347
	5,880	6,742

Jancor Companies, Inc. (note 4)

Contingencies and commitments (note 9)

Approved by the Board of Directors

(Signed) David P. Smith Director (Signed) Ian C. B. Currie Director

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statements of Income and Comprehensive Income and Deficit

For the years ended December 31, 2007 and 2006

(in thousands of Canadian dollars, except per share amounts)

	2007 $	2006 $
Revenue		
Interest income	322	354
Cost of sales - recovery of prior years' cost of sale amounts (note 9)	178	875
Recovery on Jancor Companies, Inc. (note 4)	1,162	132
	1,662	1,361
Expenses		
General and administrative	309	336
Interest	10	-
Foreign exchange loss (gain)	54	(1)
	373	335
Income before income taxes	1,289	1,026
Income taxes (note 5)	472	224
Net income and comprehensive income for the year	817	802
Deficit - Beginning of year	(25,417)	(26,219)
Deficit - End of year	(24,600)	(25,417)
Basic and diluted income per share	0.02	0.02

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statements of Cash Flows

For the years ended December 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007 $	2006 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Recovery of prior years' cost of sale amounts	178	761
Collection of mortgages receivable	3,670	513
Interest received	360	355
Recovery on Jancor Companies, Inc.	1,162	132
Cash payments		
Income taxes paid	(382)	(1,177)
Interest payments	(10)	-
Expenditures on land development	(6)	(19)
Other payments	(376)	(336)
	4,596	229
Financing activities		
Redemption of capital stock	(1,781)	(1,781)
Increase (decrease) in cash and cash equivalents during the year	2,815	(1,552)
Cash and cash equivalents - Beginning of year	3,010	4,562
Cash and cash equivalents - End of year	5,825	3,010
Cash and cash equivalents are comprised of		
Cash	125	110
Short-term investments	5,700	2,900
	5,825	3,010

The accompanying notes are an integral part of these financial statements.

(in thousands of Canadian dollars, except per share amounts)

1 The Company

Jannock Properties Limited (the Company or Jannock Properties) was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the Company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. (Jancor), in exchange for 35,631,938 common shares of the Company. Since the common shares of the Company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the Company and, accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the Company is an orderly disposition of the Company's assets.

2 Summary of significant accounting policies

Accounting changes

In January 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1506, Accounting Changes, which prescribes the criteria for changing accounting policies together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This standard did not affect the Company's financial position or results of operations.

Financial instruments

The Company adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, and Section 3861, Financial Instruments - Disclosure and Presentation, on January 1, 2007. The adoption of these new accounting standards did not result in any transitional adjustments.

- Financial assets and financial liabilities

  Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Under Section 3855, financial instruments are classified into one of five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial assets classified are held-for-trading are accounted for at fair value with the change in the fair value recognized in the statements of income and comprehensive income and deficit. Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive earnings.

(in thousands of Canadian dollars, except per share amounts)

- Derivatives

  Derivatives, including embedded derivatives that meet separate recognition criteria, are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value, unless the derivative is designated and qualifies for hedge accounting. Changes in fair value during the period are recorded in the statement of comprehensive income and deficit. As at December 31, 2007, the only derivative outstanding is the equity participation right in Jancor Companies, Inc. (note 4). Fair value of this equity participation right is $nil (January 1, 2007 - $nil).

Recent Canadian accounting pronouncements issued and not yet adopted

The new Section 1535, Capital Disclosures, requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically January 1, 2008 for the Company. This standard is not expected to have a significant effect on the Company's financial statements.

The new Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards apply to annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically January 1, 2008 for the Company. This standard is not expected to affect the Company's results or financial position.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

The Company invests in Canadian dollar bankers' acceptances and GICs with Schedule A banks. Management believes the Company is not subject to any undue credit risks with respect to its cash and cash equivalents.

Prior year development cost recovery

Recoveries of development costs and levies related to properties previously developed and sold by the Company are recognized when received.

Environmental expenditures

The Company had properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

(in thousands of Canadian dollars, except per share amounts)

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the Company is required to make relate to determining the estimated cost to complete land sales. Actual results could differ from those estimates.

Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. At year-end, monetary items denominated in foreign currencies are adjusted to reflect the exchange rate in effect at that date, with the resulting gains or losses included in the statements of income and deficit.

Income per share

Basic and diluted income per share has been calculated using the weighted average number of Class B common shares outstanding during the year ended December 31, 2007 of 35,631,932 (2006 - 35,631,932 Class B common shares).

3 Mortgages receivable

Mortgages receivable were due from two different parties, were collateralized by land, and comprised the following:

	2007 $	2006 $
Bearing interest at 6% and due November 10, 2007	-	1,190
Bearing interest at 6% and due April 2, 2007	-	2,480
	-	3,670

Both mortgages were repaid and discharged during the year.

(in thousands of Canadian dollars, except per share amounts)

4 Jancor Companies, Inc.

In 2001, Jannock Properties sold all of its equity interest in Jancor, a U.S. manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheets as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary. Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right - a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of US$16,717. Jannock Properties is to receive 100% of all receipts between US$16,717 and US$22,289 and 25% of amounts over US$22,289. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and

- equity participation right - 25% of any net proceeds, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

In April 2007, Jannock Properties received proceeds of US$1,003 (CAN$1,162) under the terms of the agreement on its debt participation right. No further proceeds were received in 2007 as Jancor obtained deferrals on the payments of principal and interest that were to be made later in the year on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008. In 2006, Jannock Properties received proceeds of US$118 (CAN$132) after receipts by Jancor's subordinated lender first exceeded the threshold level during that year.

Given the uncertainty of the timing of the resumption of these debt repayments, it is not possible to predict when or if the deferred interest and principal payments will be made by Jancor. Revenue from Jancor will be recognized when received.

Jannock Properties has not been able to determine how much of these payments, if any, would be taxable and has consequently made full tax provisions against the amounts received to date. An objection with respect to the treatment of the proceeds received in 2006 has been filed with the Federal and Ontario tax authorities and is still pending.

5 Income taxes

The Company's income tax provision is as follows:

	2007 $	2006 $
Current	762	321
Future	(290)	(97)
	472	224

(in thousands of Canadian dollars, except per share amounts)

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense:

	2007 $	2006 $
Income before income taxes	1,289	1,026
Provision for income taxes at a combined basic rate of 36.12% (2006 - 36.12%)	466	371
Temporary differences	3	(147)
Permanent differences	3	-
Income tax provision	472	224
Future income tax assets (liabilities)		
Tax values of land and mortgages receivable higher than carrying amounts	-	(295)
Other temporary differences - net	34	38
Loss relating to Jancor	5,560	6,327
Valuation allowance	(5,560)	(6,327)
Net future income tax assets (liabilities)	34	(257)

6 Bank loan

The Company has an unsecured operating line available of $25, of which $nil has been utilized at the year-end.

7 Accounts payable and accrued liabilities

	2007 $	2006 $
Costs to complete land sold	4	10
Trade payables and accruals	23	37
	27	47

8 Capital stock

On May 9, 2002, the Company's capital was reorganized through amendment of the articles of the Company. Pursuant to the special resolution authorizing the reorganization of the capital of the Company, the authorized capital stock of the Company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

(in thousands of Canadian dollars, except per share amounts)

In the periods prior to December 31, 2005, the Company had redeemed 100 of the 175 Class A special shares associated with each Class B common share. At December 31, 2005, there were 75 Class A special shares associated with each Class B common share outstanding.

During 2006, the Company redeemed five of the 75 Class A special shares aggregating 178,159,660 Class A special shares at a cost of $1,781. At December 31, 2006, there were 70 Class A special shares associated with each Class B common share outstanding.

During 2007, the Company redeemed five of the 70 Class A special shares aggregating 178,159,660 Class A special shares at a cost of $1,781. At December 31, 2007, there are 65 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with, and only with, the associated Class B common shares and trade as one unit. Accordingly, the Company's basic income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

The following summarizes the changes in capital stock during the years ended December 31, 2007 and 2006:

	Number of shares		
	Class B common	Class A special	Amount $
Issued and outstanding - December 31, 2005	35,631,932	2,672,394,900	26,677
Redemption of Class A special shares	-	(178,159,660)	(1,781)
Issued and outstanding - December 31, 2006	35,631,932	2,494,235,240	24,896
Redemption of Class A special shares	-	(178,159,660)	(1,781)
Issued and outstanding - December 31, 2007	35,631,932	2,316,075,580	23,115

9 Contingencies and commitments

Under the asset transfer agreement dated March 10, 2000 between the Company and Jannock Limited (note 1), the Company is required to provide security in the amount of $300 to cover any potential environmental liabilities for the Milton site that may arise for three years after the sale of this site. This security amount expires in March 2008, which is the third anniversary date after the sale of the site. A security amount of $1,200 to cover any potential environmental liabilities for the Britannia site expired in September 2007. The Company is not aware of any liabilities for environmental issues at this site and, accordingly, no amount has been accrued in these financial statements.

The Company estimates there are approximately $281 (2006 - $459) of potential recoveries relating to development costs that are contingent upon the actions of other developers. The ultimate amounts and timing of collection of these amounts are uncertain. These recoveries will be recognized as income if and when received. During the year, the Company recovered $178 (2006 - $875) relating to these development costs.

(in thousands of Canadian dollars, except per share amounts)

10 Related party transactions

In 2007, the former President was paid $1 (2006 - $8) for consulting services provided to the Company.

The Company pays a share of rent and expenses to the former President as a subtenant in office space that it shares with him and a third party.

In 2006, the former President of the Company discharged an outstanding mortgage receivable of $513 relating to a property that he acquired in 2005, which had been previously sold by the Company to an unrelated party.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the respective parties.

11 Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.

CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Ian C. B. Currie
Toronto, Ontario
Chairman of the Board and President
Jannock Properties Limited
Company Director

J. Lorne Braithwaite
Toronto, Ontario
Company Director

Robert W. Korthals
Toronto, Ontario
Company Director

David P. Smith
Toronto, Ontario
Managing Partner
Enterprise Capital Management Inc.

OFFICERS OF THE COMPANY

Ian C. B. Currie
Chairman of the Board and President

Brian W. Jamieson
Chief Financial Officer and Secretary

ANNUAL MEETING

Jannock Properties Limited's Annual Meeting of Shareholders will be held on May 8, 2008 at 10:00 a.m. at:
The offices of Fraser Milner Casgrain LLP
Crawford Room
42nd Floor,
1 First Canadian Place,
100 King Street West, Toronto, Ontario
All shareholders are encouraged to attend.

TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

SHARE TRADING INFORMATION

(per the TSX Venture Exchange)

		HIGH	LOW	CLOSE	VOLUME (thousands)
1st	**Quarter 2007**	**0.45**	**0.38**	**0.38**	**543**
2nd	**Quarter 2007**	**0.43**	**0.25**	**0.26**	**399**
3rd	**Quarter 2007**	**0.29**	**0.16**	**0.16**	**87**
4th	**Quarter 2007**	**0.25**	**0.16**	**0.17**	**103**
1st	Quarter 2006	0.41	0.37	0.39	104
2nd	Quarter 2006	0.55	0.36	0.36	656
3rd	Quarter 2006	0.44	0.36	0.37	35
4th	Quarter 2006	0.41	0.37	0.38	166

SHARE LISTING (UNITS)

TSX Venture Exchange: JPL.UN
Each unit currently consists of One Class B Common share and 65 Special Class A shares

SHARES OUTSTANDING

35,631,932 Class B Common Shares

INVESTOR CONTACT

Brian W. Jamieson
Chief Financial Officer and Secretary
Tel: (905) 821-4464
Fax: (905) 821-1853
e-mail: bjamie@jannockproperties.com

RECEIVED
2008 APR 23 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JANNOCK PROPERTIES LIMITED

NOTICE OF ANNUAL MEETING OF CLASS B COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the Class B common shareholders of JANNOCK PROPERTIES LIMITED (the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP in the Crawford Room on the 42nd Floor, 1 First Canadian Place, 100 King Street West, Toronto on Thursday, the 8th day of May, 2008 at the hour of 10:00 o'clock in the morning (Toronto time), for the following purposes:

1. To receive the balance sheet of the Corporation as at December 31, 2007 and the statements of operations and deficit and cash flows for the year then ended together with the reports of the directors and auditors thereon.

2. To appoint auditors.

3. To authorize the directors to fix the remuneration of such auditors.

4. To elect directors.

5. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Mississauga, Ontario this 4th day of April, 2008.

BY ORDER OF THE BOARD

(signed)
Brian W. Jamieson
Chief Financial Officer and Secretary

NOTE: If you are unable to be personally present at the Meeting, kindly date, complete, sign and return the enclosed form of proxy in the envelope provided for that purpose. A signed proxy must be delivered by post or other delivery to Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Attention: Proxy Department, or to the Secretary of the Corporation at 1 First Canadian Place, 100 King Street West, Suite 4200, Toronto, Ontario, M5X 1B2, Attention: Corporate Secretary, Jannock Properties Limited, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

JANNOCK PROPERTIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of JANNOCK PROPERTIES LIMITED (the "Corporation") for use at the annual meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Crawford Room on the 42nd Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Thursday, the 8th day of May, 2008 at the hour of 10:00 o'clock in the morning (Toronto time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of annual meeting, a copy of which accompanies this management information circular (the "Notice of Meeting").

PROXIES

THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone or in person.

A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR, TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING. A SHAREHOLDER MAY DO SO BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED PROXY BY POSTAL OR OTHER DELIVERY TO EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO M5H 4H1, ATTENTION: PROXY DEPARTMENT, OR THE CORPORATION'S REGISTERED OFFICE AT 1 FIRST CANADIAN PLACE, 100 KING STREET WEST, SUITE 4200, TORONTO, ONTARIO, M5X 1B2, ATTENTION: CORPORATE SECRETARY, JANNOCK PROPERTIES LIMITED, NOT LATER THAN THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR BY DEPOSITING IT WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

A shareholder executing the enclosed form of proxy has the right to revoke it under section 110(4) of the *Business Corporations Act* (Ontario) (the "Act"). A shareholder may revoke a proxy by: (i) depositing an instrument in writing executed by him or her or by his or her attorney authorized by a document that is signed in writing or by electronic signature; (ii) by transmitting, by telephonic or electronic means, a revocation that is signed by electronic signature; or (iii) in any other manner permitted by law. The instrument or the revocation must be received: (i) at the registered office of the Corporation at 1 First Canadian Place, 100 King Street West, Suite 4200, Toronto, Ontario, M5X 1B2, Attention: Corporate Secretary, Jannock Properties Limited (or by fax at (416) 863-4592), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used; or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

The Class B common shares of the Corporation (the "Common Shares") represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE APPOINTMENT OF AUDITORS AND/OR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS AND/OR THE ELECTION OF DIRECTORS, SUCH COMMON SHARES WILL BE VOTED IN RESPECT OF SUCH MATTERS.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, the enclosed form of proxy confers authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. Management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

In many cases, Common Shares beneficially owned by a shareholder (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, banks, trust companies, securities dealers or brokers and trustees; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management information circular, the proxies and the Corporation's 2007 annual report (which includes the management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive the Meeting Materials. Non-Registered Holders that have not waived the right to receive Meeting Materials will either: (a) be given a proxy; or (b) more typically, be given a request for voting instructions. The purpose of these documents is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. If a Non-Registered Holder receives either a proxy or a request for voting instructions and wishes to attend and vote at the Meeting in person, the Non-Registered Holder should insert the name of the Non-Registered Holder in the space provided on the proxy or the request for voting instructions to appoint himself or herself as proxyholder and return same in the envelope provided. A Non-Registered Holder should not otherwise complete the proxy or the request for voting instructions as such Non-Registered Holder's vote will be taken at the Meeting. If a Non-Registered Holder is to vote at the Meeting, they should register with the Corporation's transfer agent upon arriving at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only class of shares entitled to vote at the Meeting. As at the date hereof, 35,631,932 Common Shares are outstanding, each carrying the right to one vote per share at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over

more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof are the following:

Name of Holder	Number of Common Shares	Percentage of Outstanding Common Shares
Burgundy Asset Management Ltd.	4,449,700	12.49%
Mackenzie Financial Corporation	4,750,425	13.33%

The Corporation has been advised that Mackenzie Financial Corporation holds the above-noted Common Shares in various accounts or funds that it manages and that the Common Shares are owned in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Corporation.

As at the date hereof, CDS is the registered owner of 31,863,883 Common Shares, which represents approximately 89.40% of the outstanding Common Shares. The directors and senior officers of the Corporation understand that CDS is a nominee but, except as set out above, are not aware whether any person or corporation on whose behalf such shares are held beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting is the close of business on April 4, 2008 (the "Record Date"). In accordance with the provisions of the Act, the Corporation will prepare a list of holders of Common Shares as of the Record Date not later than 10 days after the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that: (a) the shareholder has transferred any of his or her Common Shares after the Record Date; and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than 10 days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of one director and a maximum of 20 directors. As a public company, however, the Corporation is legally required to have not fewer than three directors. The precise number of directors of the Corporation within the minimum/maximum range has been fixed by the directors at four.

The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The term of office of each person elected as a director of the Corporation will be until the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intend to vote in favour of the election to the board of directors of the nominees whose names are mentioned above. Management does not contemplate that any of such nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in

the enclosed form of proxy will vote for another nominee as management may recommend unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting in the election of directors.

INFORMATION CONCERNING DIRECTORS

Name and Office	Present Principal Occupation	Year First Became a Director	Approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date hereof
IAN C.B. CURRIE Chairman of the Board, President and Director *Ontario, Canada*	Company Director	2000	35,977
J. LORNE BRAITHWAITE Director *Ontario, Canada*	Company Director and Venture Capital Investor	2000	18,349
ROBERT W. KORTHALS(1) Director *Ontario, Canada*	Company Director	2000	14,457
DAVID P. SMITH Director *Ontario, Canada*	Managing Partner, Enterprise Capital Management Inc.	2000	63,216

NOTE:

(1) Mr. Korthals was a director of Anvil Range Mining Corporation, which sought protection under the Companies' Creditors Arrangement Act in 1998 and was subsequently liquidated.

AUDIT COMMITTEE

The members of the Audit Committee are Robert W. Korthals (Chairman), J. Lorne Braithwaite and David P. Smith each of whom has been determined by the board of directors of the Corporation to be "independent" and "financially literate" within the meaning of the Canadian Securities Administrators' Multilateral Instrument 52-110. The following is a brief summary of the education and experience that is relevant to the performance of their responsibilities as Audit Committee members.

Robert W. Korthals was President of Toronto Dominion Bank for fourteen years until his retirement in 1995. He currently serves on the boards of a number of public corporations. During his career, he has often been consulted to analyze and evaluate financial statements.

J. Lorne Braithwaite was Founder, Chairman, President and C.E.O. of Cambridge Shopping Centres as well as founder and owner of the Ethan Allan furniture retailing chain in Canada. Internationally he served as the worldwide Chairman of the International Council of Shopping Centres 1995-1996.

David P. Smith is a chartered financial analyst with over 20 years experience in portfolio management where he has served in director and vice-president roles. His experience includes investment management and research, mergers and acquisitions, project finance, privatization and corporate finance. Mr. Smith currently is a managing director and founding partner of Enterprise Capital Management Inc.

The responsibilities and duties of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Appendix I to this management information circular.

External Auditor Service Fees

Aggregate fees paid to the Corporation's external auditors during the fiscal years ended December 31, 2007 and 2006 were as follows:

Fees (in dollars)	2007	2006
Audit Fees	22,000	25,000
Audit-Related Fees[(1)]	8,550	3,000
Tax Fees[(2)]	34,807	6,900
All Other Fees	-	-
Total	65,357	34,900

NOTES:

(1) Audit-related fees for 2007 and 2006 relate to accounting consultation, attendance at meetings of the board of directors and reading interim financial statements.

(2) Tax fees for 2007 include an amount of $27,400 relating to an appeal of the income treatment of proceeds received from Jancor Companies, Inc. The balance of the fees in 2007 and for 2006 relate to corporate tax compliance, tax planning and other tax-related services.

The Corporation is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) thereof.

EXECUTIVE COMPENSATION

Compensation for the Chairman of the board of directors and President and the Chief Financial Officer and Secretary is summarized in the table below.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)		
IAN C.B. CURRIE[(1)] Chairman of the Board and President	2007 2006 2005	25,000 40,000 40,000	- - -	- - -	- - -	- - -
BRIAN W. JAMIESON[(2)] Chief Financial Officer and Secretary	2007 2006 2005	65,000 65,000 60,625	- - -	- - -	- - -	- - -

NOTES:

(1) The annual compensation shown for Mr. Currie includes compensation for his service as a director and Chairman of the Board and President of the Corporation.

(2) The annual compensation shown for Brian W. Jamieson represents fees received by Mr. Jamieson for his service as the Chief Financial Officer and Secretary of the Corporation pursuant to an executive services contract, as more fully described below.

Long Term Incentive Plan Awards

The Corporation did not provide any long-term incentive plan awards to its executive officers during the 2007 financial year.

Options and SARs

The Corporation has not at any time granted any options to purchase securities of the Corporation or awarded any stock appreciation rights.

Employment Contracts

The Corporation has entered into an executive services contract with Brian W. Jamieson dated March 10, 2000 as amended on November 30, 2000 and further amended effective January 1, 2006 (the "Jamieson Agreement"). The Jamieson Agreement provides that Mr. Jamieson shall serve as Chief Financial Officer and Secretary of the Corporation on a contract basis. The Jamieson Agreement has no fixed term. The Jamieson Agreement provides that Mr. Jamieson is entitled to a contract fee of $5,417 per month. If the Corporation terminates Mr. Jamieson's engagement without cause (including as a result of the reorganization of the Corporation or the sale of its assets or business), Mr. Jamieson is entitled to receive three months' notice or, at the Corporation's option, an amount equal to the contract fee paid or payable to Mr. Jamieson in the three month period preceding the date of termination. Mr. Jamieson has the right, at any time after September 15, 2000, to terminate his engagement on reasonable notice to the Corporation, in which case he is entitled to receive his contract fee pro-rated to the date of termination based on the three month period preceding the date of termination. Pursuant to a letter agreement dated December 17, 2003, all services provided to the Corporation under the Jamieson Agreement may be provided by Mr. Jamieson's holding company, 1594493 Ontario Limited effective November 1, 2003.

COMPENSATION OF DIRECTORS

The Chairman of the board of directors and President of the Corporation was paid an annual fee of $25,000. Each of the other directors of the Corporation is paid an annual fee of $6,000 for their services as directors as well as a fee of $1,000 for attendance at each meeting of the board of directors or of a committee of the board of directors that is not held on the same day as a meeting of the board of directors.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The board of directors of the Corporation facilitates its exercise of independent supervision over management by ensuring that the board is comprised of a majority of "independent" directors (within the meaning of the Canadian Securities Administrators' National Instrument 58-101) and that the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The board of directors of the Corporation has determined that each of Messrs. Robert W. Korthals, J. Lorne Braithwaite and David P. Smith is independent from the Corporation. The independent directors represent 75% of the board. Mr. Ian C.B. Currie is not independent from the Corporation as he is an executive officer of the Corporation.

Directorships

Each director of the Corporation is also a director of one or more issuers that are reporting issuers. Mr. Robert W. Korthals is currently a director of Bucyrus International Inc., easyhome Ltd. and five closed end hybrid funds sponsored by Mulvihill Investment Management and is a trustee of Great Lakes Carbon Income Fund. Mr. J. Lorne Braithwaite is currently a director of Enbridge Inc., Enbridge Gas Distribution Inc. and a trustee of Enbridge Commercial Trust. Mr. David P. Smith is currently a director of Superior Plus Inc., Superior Plus Administration Inc. and Crestreet Kettles Hill Windpower General Partner Limited. Mr. Ian C.B. Currie is currently a director of Route 1 Inc and a trustee of Strongco Income Fund.

Orientation and Continuing Education

The board of directors has determined that, given the size of the Corporation and the nature of its business, it is not necessary to provide orientation and continuing education to its directors. Each member of the board has been a director since 2000 and receives frequent information from management regarding the activities of the Corporation.

Ethical Business Conduct

The board of directors of the Corporation has determined that, given the size of the Corporation and the nature of its business, it has not been necessary to adopt a formal code of business conduct and ethics. The Corporation has no permanent employees and all management services are provided on a part-time consulting basis by the two executives listed in the summary compensation table above. The board of directors encourages and promotes a culture of ethical business conduct within the Corporation through its frequent interactions with management.

Nomination of Directors

The independent directors are responsible for identifying new candidates for board nomination as and when required. The independent directors select new candidates who: (i) have competencies and skills that complement the competencies and skills of the board and of individual directors; and (ii) can devote sufficient time and resources to his or her duties as board members.

Compensation

The independent directors of the Corporation are directly responsible for determining the compensation to be awarded to executive officers and directors of the Corporation. The process for determining compensation to be awarded to the President of the Corporation includes all of the independent directors. Directors' compensation is determined by all of the independent directors.

Other Board Committees

The board of directors of the Corporation has an audit committee and no other standing committees. The board of directors is directly responsible for developing the Corporation's approach to governance issues and for periodically reviewing the composition and effectiveness of the board of directors and the audit committee and the effectiveness and contribution of individual directors. The independent directors are directly responsible for reviewing and approving the goals and objectives of the President of the Corporation and providing an appraisal of the President's performance and for determining the compensation to be awarded to executive officers and directors of the Corporation. The independent directors are also responsible for identifying new candidates for board nomination as and when required.

Meetings of the Board and other Committees

The following is a summary of the meetings of the board and committees of the board during 2007 and the attendance by directors at those meetings.

Name	Board Meetings attended	Audit Committee Meetings attended
IAN C.B. CURRIE	3 of 4	N. A.
J. LORNE BRAITHWAITE	4 of 4	4 of 4
ROBERT W. KORTHALS(1)	4 of 4	4 of 4
DAVID P. SMITH	4 of 4	4 of 4
Total number of meetings	4	4

Assessments

The board of directors conducts an annual evaluation of the effectiveness of the board and the audit committee. In doing so, the board of directors considers the responsibilities and duties set out in the board mandate and the audit committee charter. In addition, on an annual basis, individual directors conduct self-evaluations and evaluations of the effectiveness and contributions of other board members. Individual directors are evaluated based on the skills and competencies that each director is expected to bring to the board.

Directors and Officers' Insurance

The directors and officers of the Corporation are covered under a directors' and officers' insurance policy that provides aggregate coverage to the insured individuals of $3.0 million. In 2007, the total premium paid on the policy was $41,850. This insurance policy provides for the indemnification of the respective directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain usual limitations. The policy is limited to $3 million per policy year and $3 million per loss with a deductible of $100,000 per loss. This coverage has been renewed in 2008 for a premium of $14,000.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP was first appointed as the auditor of the Corporation on January 25, 2000. It is intended that a resolution will be presented to the Meeting to reappoint PricewaterhouseCoopers LLP as the auditor of the Corporation at such remuneration as may be fixed by the directors.

ADDITIONAL INFORMATION

Additional Information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year. Copies of the Corporation's comparative financial statements and management discussion and analysis may be obtained by a holder of shares of the Corporation, without charge, by writing to the Secretary of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to holders of Common Shares of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental and regulatory agencies have been approved by the directors of the Corporation.

DATED as of the 4th day of April, 2008.

Brian W. Jamieson,
Chief Financial Officer and Secretary

Appendix 1

JANNOCK PROPERTIES LIMITED

Audit Committee Charter

PURPOSE

The board of directors (the "**Board**") of Jannock Properties Limited (the "**Company**") established an audit committee (the "**Audit Committee**") for the purpose of overseeing the accounting and financial reporting processes and audits of the financial statements of the Company. This Charter sets out the mandate and responsibilities of the Audit Committee.

COMPOSITION

The Audit Committee shall be comprised of not fewer than three directors, each of whom is an independent director. For purposes of this Charter, an "**independent**" director is one who has no direct or indirect material relationship with the Company. A "**material relationship**" is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement. Examples of individuals with a material relationship to the Company may include:

1. an individual who is, or who has been, or whose immediate family member is, or has been, an employee or executive officer of the Company;

2. an individual who is, or has been, or whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Company;

3. an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Company's current executive officers serve on the entity's compensation committee;

4. an individual who has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a director or a member of any committee of the Board, or as a part-time chair or vice-chair of the Board or any committee of the Board;

5. an individual who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Company, other than as remuneration for acting in his or her capacity as a director or a member of any committee of the Board, or as a part-time chair or vice-chair of the Board or any committee of the Board; and

6. an individual who is an affiliated entity of the Company or any of the Company's subsidiary entities.

This list is not meant to be exhaustive. For further guidance on the issue of independence, the Board should consult section 1.4 of Multilateral Instrument 52-110 - Audit Committees.

All members of the Audit Committee shall be financially literate. "**Financial literacy**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

AUTHORITY

In recognition of the fact that the external auditors are ultimately accountable to the Board and the Audit Committee as representatives of the shareholders, the Audit Committee shall have the primary responsibility to select, evaluate and recommend to the Board the appointment or re-appointment and where appropriate, replacement of, the external auditors and shall review and recommend all audit engagement fees and terms and all non-audit engagements with the external auditors. The Audit Committee will also discuss the rotation of the engagement of the audit partners when required. The Audit Committee shall consult with management but shall not delegate these responsibilities.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

1. Review the accounting principles, policies and practices followed by the Company and its subsidiaries and controlled entities in accounting for and reporting its financial results of operations and satisfy themselves as to the appropriateness thereof.

2. Review the Company's audited annual consolidated financial statements and the unaudited quarterly financial statements.

3. Review and recommend to the Board for approval any accompanying report to shareholders and related documents such as the Management's Discussion and Analysis and related press releases.

4. Make recommendations to the Board with respect to the selection of the external auditors to be put forward to the shareholders at the annual meeting.

5. Obtain annually a formal written statement from the external auditors delineating all relationships between the audit firm and the Company, and review and discuss with the external auditors such relationships to determine the "independence" of the auditors.

6. Review any management letter prepared by the external auditors concerning the Company's internal financial controls, record keeping and other matters and management's response thereto.

7. Discuss with the external auditors their views about the quality of the implementation of Canadian generally accepted accounting principles, with a particular focus on the accounting estimates and judgments made by management and management's selection of accounting principles and meet in private with appropriate members of management and separately with the external auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

8. Approve the scope of the annual audit, the audit plan, the access granted to the Company's records and the co-operation of management in any audit and review function and pre-approve the scope and cost of any non-audit services to be undertaken by the Company's external auditors.

9. Review the effectiveness of the independent audit effort, including approval of the fees charged in connection with the annual audit, any quarterly reviews and any non-audit services being provided.

10. Assess the effectiveness of the working relationship of the external auditors with management and resolve any disagreements between management and external auditors regarding financial reporting.

11. Review key regulatory developments and their implications for the Company.

12. Review the risk management policies followed by the Company in operating its business activities and the completeness and fairness of any disclosure thereof.

13. Review annually this Charter for adequacy and recommend any changes to this Charter to the Board.

14. Report to the Board on the major items covered at each Audit Committee meeting and make recommendations to the Board concerning these matters.

15. Ensure that the appropriate internal controls over financial reporting are in place, and that the Company's public disclosure of financial information is timely and accurate, so as to permit the Chief Executive Officer and the Chief Financial Officer to provide the required certification of the Company's annual and interim filings.

16. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of present and former external auditors of the Company.

17. Ensure that the financial information required by the various committees of the Board is available to them so as to permit them to fulfil their mandates.

18. Perform any other activities consistent with this Charter, the Company's by-laws and governing law as the Audit Committee or the Board deem necessary or appropriate.

RELATIONSHIP TO INTERNAL AUDIT

The Audit Committee will:

1. Review and approve management's decisions relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, approve the supplier of such service.

2. Ensure that an effective system of internal control over financial reporting has been designed and is being implemented.

AUDIT COMMITTEE MEETINGS

The Audit Committee will meet on a regular basis, at least quarterly, and will hold special meetings as circumstances require. The timing of the meetings, and the calling of and procedure at meetings, shall be determined by the Chairman of the Audit Committee. A majority of the members of the Audit Committee present in person or participating by conference telephone shall constitute a quorum of the Audit Committee.

The acts of the Audit Committee at a duly constituted meeting shall require no more than the vote of a majority of the members present. A resolution or other instrument in writing signed by all members of the Audit Committee shall constitute an act of the Audit Committee.

RESOURCES

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise it. The Audit Committee may request that any member of management or outside consultant attend a meeting of the Audit Committee or meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall advise the Board on the extent of funding, if any, that may be necessary for payment of compensation to any consultants retained to advise the Audit Committee.

Approved by the Board of Directors on February 15, 2005

JANNOCK PROPERTIES LIMITED

1 First Canadian Place
100 King Street West, Suite 4200
Toronto, Ontario, M5X 1B2

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual Meeting of Class B Common Shareholders to be held May 8, 2008.

The undersigned hereby appoints Ian C.B. Currie, or failing him, J. Lorne Braithwaite, or failing him, Robert W. Korthals or instead of any of them, ___________________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual Meeting of Shareholders of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Crawford Room on the 42nd floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario at 10:00 o'clock in the am (Toronto time), May 8, 2008 and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as instructed.

This proxy revokes and supersedes all proxies of earlier date

THIS PROXY MUST BE DATED.

DATED this day of , 2008.

____

Signature of Shareholder

TO BE VALID, THIS PROXY MUST BE RECEIVED BY
THE CORPORATION, OR ITS AGENT,
EQUITY TRANSFER & TRUST COMPANY.,
200 UNIVERSITY AVENUE, SUITE 400,
TORONTO, ONTARIO, M5H 4H1, NOT LATER THAN 5:00 P.M.
TORONTO TIME, ON MAY 7, 2008 OR BY DEPOSITING THEM WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENTS THEREOF

CHECK BOX

RESOLUTIONS	VOTE FOR	VOTE AGAINST OR WITHHOLD
1. Re-Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year		
2. Authorization of the directors to fix the remuneration of the auditors		
3. Election of the directors as nominated by Management		

END